NR13-12	May 9, 2013.

Cardero’s Carbon Creek Project Selected for
Streamlined Environmental Assessment Process

Receives Permit for Carbon Creek
Geotechnical Drill Program

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE MKT: CDY) provides an update on the Environmental Assessment process for the Carbon Creek Metallurgical Coal project. The Canadian Environmental Assessment Agency (“CEAA”) and the British Columbia Environmental Assessment Office (“EAO”) recently announced the finalization of a Memorandum of Understanding (“MOU”) to enable efficient and timely application of the substitution provisions in the Canadian Environmental Assessment Act 2012 (“substitution”).

The Company also announces that, following extensive review and consultation, the BC Ministry of Energy, Mines and Natural Gas has granted Cardero Coal Ltd. authorization to conduct a geotechnical drill program at its Carbon Creek Metallurgical Coal project.

Details of Substitution Provisions

Under the current system, proposed projects in British Columbia undergo two separate, but parallel, Environmental Assessments: a Federal assessment under the CEAA and a Provincial one under the EAO. The proposed substitution process is aimed at eliminating duplication by allowing the EAO to conduct a single review which meets both Federal and Provincial requirements for assessment and consultation.

To initiate the substitution process for a mine project, the BC Provincial government must make a request to the Federal government. At the conclusion of the substituted assessment process, the respective Federal and Provincial Ministers will reach separate decisions, based on review of the single provincial Environmental Assessment.

Carbon Creek Selection for Substitution

It has previously been determined that the Carbon Creek project is subject to an environmental assessment by both the Federal and BC Provincial authorities. On March 6, 2013, the EAO submitted requests to the Federal government to conduct substituted environmental assessments on only two mine projects; Cardero Coal’s Carbon Creek Metallurgical Coal project and Xstrata Coal’s Sukunka Coal project. Subsequent to a public review period, the request was approved by the Federal Environment Minister on April 15, 2013.

Guy Gilron, Vice President of Environmental and Regulatory Affairs of Cardero Coal, commented, “This one-project-one-assessment approach will facilitate an effective, efficient and streamlined review process, at the same time ensuring the same level of rigorous review and consultation with government agencies, First Nations, communities and other stakeholders.”

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Mr. Gilron is a senior environmental professional with 22 years’ experience in numerous projects in the Americas, Asia and Australia. He has extensive knowledge of environmental and community relations issues related to the mining industry, with recent coal operations experience as the Director, Environmental Science, for Teck Resources Limited.

Additional Information on Substitution

Link to Provincial news release on substitution application: http://www.newsroom.gov.bc.ca/2013/03/bc-and-canada-take-next-step-in-one-project-one-environmental-assessment.html

Link to Federal Minister’s decision to proceed with substitution process: http://www.ceaa-acee.gc.ca/050/document-eng.cfm?document=88404

Geotechnical Program Details

Feasibility-level design of surface facilities for the Carbon Creek project will be completed as part of the bankable feasibility study presently underway. Geotechnical drilling will provide confirmation that the area selected for these facilities is suitable for construction of the coal processing plant, covered stockpiles, conveyors and ancillary buildings. The surface facilities will be located in the northern portion of the Carbon Creek site, close to Carbon Inlet, where clean coal products will be loaded onto a barge for transportation on Williston Reservoir to the railhead at Mackenzie.

A total of 16 shallow geotechnical drill holes and 16 shallow trenches will be completed for geotechnical analysis and assessment of site suitability. Eight of the drill holes will be maintained as groundwater monitoring wells as part of ongoing hydrogeological baseline monitoring studies. All other disturbance will be reclaimed and re-vegetated. The Company’s ability to carry out the proposed program is subject to raising the necessary funds and the start date has not yet been determined.

About Carbon Creek

The Carbon Creek Metallurgical Coal Deposit is the Company’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current reserve of 121 million tonnes, included within a 468 million tonne measured and indicated resource, of ASTM Coal Rank mvB coal. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Having completed acquisition of the project in June 2011, the Company released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012. The PFS estimates an undiscounted cash flow of $2.2 billion, an NPV8 of $633 million, and an IRR of 24% (all on a post-tax, 75% basis). The Company is currently undertaking a bankable feasibility study on the project.

For details with respect to the work done to date and the assumptions underlying the current resource and reserve estimates and prefeasibility study, see the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 and available under the Company’s profile at www.sedar.com.

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EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Henk van Alphen” (signed)
Hendrik van Alphen, CEO and President

Contact Information:	Andrew Muir
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the timing for, and the potential completion of, a bankable feasibility study for the Carbon Creek project, the timing for, and the potential completion of, the planned geotechnical drilling program at Carbon Creek, the potential establishment and operation of a transload facility at Mackenzie, BC, the potential to use barges to carry coal on Williston Reservoir from Carbon Creek to the transload facility, the potential for the making of a production decision to proceed with a mine at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential for any production from the Carbon Creek deposit, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Company’s products, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, including to operate a tug and barge on Williston Reservoir and to construct and operate a transload facility, whether at MacKenzie or elsewhere, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies (including the use of a tug/barge to transport coal and the establishment and operation of a transload facility), and other risks and uncertainties disclosed in the Company’s 2013 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2013 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

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Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988 (the “GSC Paper”).

United States shareholders are cautioned that the requirements and terminology of NI 43-101, the CIM Standards and the GSC Paper differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States